PRIMERO REPORTS 2015 YEAR-END MINERAL RESERVES AND RESOURCES; INCREASES TOTAL MINERAL RESOURCES AND ANNOUNCES ADDITIONAL EXPLORATION RESULTS FROM THE BLACK FOX FROOME ZONE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, March 16, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced its 2015 year-end Mineral Reserves and Mineral Resources, as well as recent exploration results from the newly discovered Froome Zone at its Black Fox mine located near Timmins, Ontario, Canada.

Highlights:

  Mineral Resources Increased Beyond Depletion: Primero successfully increased total Mineral Resources across its assets, with total Measured and Indicated Mineral Resources of 3.1 million ounces of gold plus 88.3 million ounces of silver in addition to total Inferred Mineral Resources of 1.2 million ounces of gold and 77.1 million ounces of silver.

  Reserve Estimation to Maximize Free Cash Flow: Primero successfully replaced mined depletion at both of its operating mines from its 2015 drilling results but has elected to implement improved reserve estimation methodologies to maximize free cash flow generation and ensure future profitability. An increased cut-off grade has been applied to Black Fox Mineral Reserves to account for expected operating expenditures and required sustaining costs which led to the removal of marginal, high all-in cost ounces. San Dimas materially replaced Proven and Probable Mineral Reserves in 2015, despite mining depletion and the removal of un-mineable high-grade pillars. Primero’s year-end 2015 total Mineral Reserves have remained in line with year-end 2014 on a total tonnage basis. Contained gold ounces declined from 1.9 million ounces in 2014 to 1.8 million ounces in 2015, while contained silver increased from 65.8 million ounces in 2014 to 70.5 million ounces in 2015.

  Initial Resource at Black Fox Froome Zone: Primero has outlined an initial Mineral Resource estimate for the highly prospective Froome Zone located approximately 800 metres west of the Black Fox mine. The initial estimate only includes drilling up to February 17, 2016 and contains Indicated Mineral Resources of 43,000 ounces of gold plus Inferred Mineral Resources of 129,000 ounces of gold.

  Primero Remains Confident Froome Zone Will Continue to Grow: Primero’s exploration team continues to delineate and expand the Froome Zone, demonstrating high potential for further growth. Highlights from recent drilling, excluded from the initial resource calculation, include 4.8 grams per tonne (“g/t”) gold over 46.0 metres true width (16PR-G065), 4.7 g/t gold over 45.9 metres true width (16PR-G066), and 8.6 g/t gold over 24.2 metres true width (16PR-G072).

“Our investment in exploration continues to pay off,” stated Ernest Mast, President and Chief Executive Officer. “We have successfully grown our total Mineral Resources through the addition of new mineralized areas, such as the Froome Zone at Black Fox. We have taken measures to improve our modelling methodologies to maximize future free cash flow generation and provide more certainty to our mine plans. Looking to the future, we have a very positive outlook with expected exploration results from the Froome Zone and other Froome-like targets at Black Fox, and from areas located outside the Silver Purchase Agreement at San Dimas such as the Ventanas property and Lechuguilla concession.”

Mineral Reserves and Mineral Resources

The Company completed its 2015 year-end Mineral Resource and Mineral Reserve estimation for San Dimas, Black Fox, and Black Fox Froome Zone internally. Through its 2015 exploration drilling, Primero added 241,000 ounces of gold into Proven and Probable Mineral Reserves at a cost of approximately $105 per ounce, more than replacing 2015 mining depletion of 229,000 ounces of gold. However, a reduction of 177,000 ounces of gold was attributed to more conservative block model capping and estimation parameter adjustments.

On a Measured and Indicated Mineral Resource basis, the Company added approximately 444,000 ounces of gold through its 2015 exploration drilling at a finding cost of approximately $57 per ounce, well ahead of Measured and Indicated Resource depletion of 252,000 ounces of gold. Block model and estimation parameter adjustments reduced the estimate by approximately 227,000 ounces.

The Company used metal prices of $1,200 per troy ounce of gold and $18.00 per ounce of silver and a foreign exchange ratio of 15.50 Mexican Pesos per US$1.00 for its San Dimas mine Mineral Reserve and Mineral Resource estimations. The Company has implemented a more stringent approach to reserve modelling at San Dimas that included the removal of high grade pillars and newly identified voids and “halos” from the mine plan. Based on the low-cost production achieved in 2015, and further efficiencies expected to be achieved with the completion of the 3,000 tonnes per day mill expansion expected in Q3 2016, some veins with lower-grade mineralization have been added into the Mineral Reserves, contributing to the reduction in the overall Mineral Reserve grade. It is important to note that the positive exploration results included in Primero’s news release dated February 29, 2016 are not included in the year-end 2015 Mineral Reserve and Resource estimation detailed below. That is, the newly discovered Convención vein, the high-grade Regina vein, and the extension of the Victoria vein have been excluded from the year-end 2015 estimation.

The Company’s San Dimas Mineral Reserves and associated Mineral Resources were estimated using GEMS software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. The remaining veins outside of Mineral Reserves and their associated Mineral Resources were estimated using a polygonal method and included in Inferred Resources. The Mineral Reserves and associated Mineral Resources were constrained in 61 individual geological models (57 individual geological models in 2014). Leapfrog vein designs were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres. The Company continues to utilize an external laboratory for all drill samples at San Dimas.

The Company did not receive sufficient additional information in 2015 to provide an update on the Ventanas Mineral Resources. Exploration of this property was re-activated in 2015 and the Company plans to more aggressively explore the Ventanas high-grade veins in 2016 with a $4 million budget and an updated Mineral Resource estimation at year-end 2016.

The Company used a gold price of $1,200 per troy ounce and a foreign exchange ratio of CAD$1.25 per US$1.00 at its Black Fox mine. Additionally the Company adopted a more-conservative approach to cut-off grade determination to maximize future free cash flow generation. The Mineral Reserve cut-off was determined using expected operating expenses plus sustaining costs, and resulted in an increased underground Mineral Reserves cut-off grade from 3.70 g/t to 4.44 g/t.

The Company’s Black Fox Mineral Reserves and Mineral Resources were estimated using a block modelling approach with inverse distance squared interpolation. Grade estimation was performed on 3 metre long by 3 metre high by 3 metre wide blocks. High-grade capping was reduced from 200 g/t in 2014 to 80 g/t in 2015 as supported by statistical analysis. Indicated Mineral Resources were defined by combining several criteria such as a minimum of 2 drill holes with the closest being within 20 metres. To convert Mineral Resources to Mineral Reserves, a minimum mining shape size of 500 tonnes was considered. External mining dilution and mining recovery factors were applied to individual mining areas, as was consideration for operating and sustaining costs based on past production data. Crown pillar Mineral Reserves were added/removed based on an individual evaluation of each area on the basis of economic recoverability.

For the Froome Zone, Mineral Resources were estimated using a block modelling approach with inverse distance squared interpolation. Grade estimation was performed on 3 metre long by 3 metre high by 3 metre wide blocks and a bulk density of 2.7 tonnes/m3. Reported Mineral Resources are uncapped as dataset was determined to have a low-sensitivity to grade capping due to the disseminated nature of the ore body. Indicated Mineral Resources were defined by combining several criteria such as a minimum of three drill holes within 30 metres.

Despite positive results received from infill drilling completed in the first-half of 2015, the Grey Fox project became a lower-priority target for exploration in 2015 following the discovery of the Froome zone at Black Fox. As previously disclosed, expenditures at Grey Fox have been minimized in 2016, but the Company may look to re-evaluate the project should gold prices sustain current levels.

Table 1: Total Mineral Reserves and Mineral Resources as at December 31, 2015

Classification	Property	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven & Probable	San Dimas	5.2	4.8	329	809	55,193
Proven & Probable	Black Fox	2.1	3.6		237
Proven & Probable	Cerro	32.2	0.7	15	712	15,335
Total Proven & Probable					1,758	70,528
Mineral Resources
Measured & Indicated	San Dimas	5.1	6.0	409	971	66,540
Measured & Indicated	Black Fox	3.1	5.2		521
Measured & Indicated	Grey Fox	4.7	4.4		668
Measured & Indicated	Cerro	47.9	0.6	13	923	20,546
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					3,095	88,372
Inferred Resources	San Dimas	7.0	3.6	330	801	74,030
Inferred Resources	Black Fox	1.0	5.9		188
Inferred Resources	Grey Fox	1.3	4.2		174
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					1,180	77,069

Notes to Mineral Reserve Statement:
1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
2.

San Dimas cut-off grade of 2.50 g/t AuEq based on total operating cost of US$96.57/t. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability. Black Fox underground cut-off grade of 4.44 g/t gold based on total all-in costs of C$194.00/t (C$135/t direct costs and C$59/t sustaining capital).

3.	Assumed processing recovery factors at San Dimas for gold of 97% and silver of 95% and 95% for gold at Black Fox.
4.	Exchange rate assumed is 15.50 Mexican pesos/US$1.00 and CDN$1.25/US$1.00.
5.

The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). The Mineral Reserve estimates for Black Fox Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Russell Pennell, P.Eng., Senior Mine Planner, Primero and a Qualified Person (“QP”) for the purposes of NI 43-101.

6.	Figures may not add due to rounding.

Notes to Mineral Resource Statement:
1.	Mineral Resources are total and include those resources converted to Mineral Reserves except Cerro del Gallo Mineral Resources which are calculated exclusive of Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
3.

San Dimas cut-off grade of 2.0 g/t AuEq was applied. Black Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.4 g/t were applied. Grey Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off grade of 3.0 g/t were applied.

4.	At San Dimas a constant bulk density of 2.6 tonnes/m3 has been used. At Black Fox a constant bulk density of 2.84 tonnes/m3 has been used.

5.

The Mineral Resource estimates for San Dimas and Black Fox Mines set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and QP for the purposes of NI 43-101. The Mineral Resource estimate for Grey Fox was prepared by Mr. Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

6.	The Black Fox Froome zone drilling was cut-off as of February 17, 2016.
7.	Figures may not add due to rounding.

Table 2: Black Fox Mineral Reserves and Mineral Resources Breakdown as at December 31, 2015

Classification	Category	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Mineral Reserves
Proven	Stockpile	1.1	1.1	38
Probable	Underground	1.0	6.2	199
Total Black Fox Proven & Probable		2.1	3.6	237
Mineral Resources
Measured	Stockpile	1.1	1.1	38
Indicated	Open Pit	0.05	2.2	3
Indicated	Underground	1.8	7.6	436
Indicated	Froome	0.2	5.8	43
Total Black Fox Measured & Indicated		3.1	5.2	521
Inferred Resources	Underground	0.05	10.6	22
Inferred Resources	Open Pit (Base Metals Zone)	0.1	7.9	28
Inferred Resources	Underground (Base Metals Zone)	0.05	5.9	9
Inferred Resources	Froome	0.8	5.1	129
Total Black Fox Inferred Resources		1.0	5.8	188

Primero Remains Confident Froome Zone Will Continue to Grow
Primero continues to delineate and expand the highly-prospective Froome Zone at Black Fox through an aggressive exploration program. Currently there are 4 diamond drill rigs actively drilling the Froome deposit and exploring for other interpreted Froome-style targets located near to existing infrastructure. The initial Froome resource detailed above applied a February 17, 2016 cut-off date for drilling, and as a result the recently received assay results have been excluded from the initial resource calculation.

Highlights from recent drilling include 4.8 g/t gold over 46.0 metres true width (16PR-G065), 4.7 g/t gold over 45.9 metres true width (16PR-G066), and 8.6 g/t gold over 24.2 metres true width (16PR-G072), giving the Primero exploration team confidence that the Froome Zone will continue to grow.

With the completion of this initial resource, Primero will begin evaluating the economics of the deposit as an add-on to the Black Fox mine. The Company believes the deposit can be accessed via an underground drift from the Black Fox underground workings, expediting the permitting process and timeline to initial production. Pending a positive internal scoping study, the Company believes that Froome could begin initial production in the second-half of 2017 coinciding with the expected depletion of the Black Fox low-grade stockpile.

Highlighted exploration drilling results from the Froome Zone are included in Table 3 with locations identified in Figure 1.

Table 3: Froome Zone – Recent Highlighted Drilling Results
Hole	From	To	Core Length	True Width	Gold Grade
	(m)	(m)	(m)	(m)	(g/t)
16PR-G055[1]	213.0	227.2	14.2	10.1	5.5
and	241.0	262.2	21.2	15.0	5.1
16PR-G061	124.0	145.0	21.0	15.2	5.5
and	150.0	164.2	14.2	10.3	4.1
16PR-G062[1]	194.6	201.0	6.4	4.4	7.3
16PR-G064	205.0	224.8	19.8	13.9	5.5
including	216.0	219.0	3.0	2.1	12.5
16PR-G065	136.8	204.0	67.3	46.0	4.8
including	146.0	153.0	7.0	4.8	9.7
16PR-G066	132.4	196.0	63.6	45.9	4.7
including	138.0	142.0	4.0	2.9	11.2
including	155.0	158.0	3.0	2.2	10.3
including	162.0	166.0	4.0	2.9	10.5
16PR-G067	72.0	83.7	11.7	8.3	7.9
including	75.0	78.0	3.0	2.1	11.3
16PR-G069	200.3	216.6	16.3	11.1	4.3
and	218.0	222.1	4.1	2.8	5.9
16PR-G072	139.8	173.5	33.7	24.2	8.6
including	155.0	162.2	7.2	5.2	13.8
and	188.0	198.1	10.1	7.2	5.2
16PR-G088[2]	191.8	224.7	32.9	22.1	5.5
including	194.3	205.0	10.7	7.2	11.3
1:	Includes previously released assay intervals. Refer to Primero's press release dated February 29, 2016.
2:	18 assays pending.

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero's exploration team. Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero has reviewed the technical exploration information in this news release as the QP for the Company for the purposes of NI 43-101. All samples are 1/2 core and analyses reported herein were performed by the independent laboratories Polymet Labs which is ISO 9001:2000 certified, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified, SGS Canada Laboratories, which is ISO9001/IEC17025 certified, Swastika Laboratories, which is ISO 17025 certified. Intercepts cited do not necessarily represent true widths, however, with the exception of hole 15PR-G016 which specifically targeted the down plunge extent of Froome Zone, drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

About Primero
Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The Mineral Resource estimates for San Dimas and Black Fox Mines set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and QP for the purposes of NI 43-101. The Mineral Resource estimate for Grey Fox was prepared by Mr. Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101. Mr. Webster is independent of the Company. The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a QP for the purposes of NI 43-101. The Mineral Reserve estimates for Black Fox Mine set out in the table above have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director of Technical Services, Primero and Mr. Russell Pennell, P.Eng., Senior Mine Planner, Primero and a QP for the purposes of NI 43-101. All of the above QPs have reviewed and approved the contents of this news release with respect to the Mineral Reserves and Mineral Resources estimates section.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "if approved", "forecasts", "intends", "anticipates", "believes", "in order to" or variations of such words and phrases or statements that certain actions, events or results "are anticipated", "may", "could", "would", "might" or "will require", "will allow", "will enhance" or "will include" or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as "is updating", "is working" or "is also assessing" or other statements that may be stated in the present tense and are not historical facts or words with future implication such as "opportunity", "promising".

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the capital expenditures in 2016; the prospectiveness of the Black Fox Froome deposit; the Company's exploration targets and plans; and the Company's intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; that the Company identifies higher grade veins in sufficient quantities of minable ore in or around Black Fox and San Dimas; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the advance pricing agreement); that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company's financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Black Fox – Froome Zone Drill Hole Locations Map